Exhibit 6.1

PATENT AND TECHNOLOGY LICENSE AGREEMENT
This AGREEMENT (“AGREEMENT”) is made on this 5th day of April, 2012, by and between THE BOARD OF REGENTS (“BOARD”) of THE UNIVERSITY OF TEXAS SYSTEM (“SYSTEM”), an agency of the State of Texas, whose address is 201 West 7th Street, Austin, Texas 78701, on behalf of THE UNIVERSITY OF TEXAS M. D. ANDERSON CANCER CENTER (“UTMDACC”), a member institution of SYSTEM, and SOLITON, INC. a Delaware corporation having a principal place of business located at 1225 N. Loop West, Suite 725, Houston, Texas 77008 (“LICENSEE”).
RECITALS

A.	BOARD owns certain PATENT RIGHTS and TECHNOLOGY RIGHTS related to LICENSED SUBJECT MATTER developed at UTMDACC.

B.
BOARD, through UTMDACC, desires to have the LICENSED SUBJECT MATTER developed in the LICENSED FIELD and used for the benefit of LICENSEE, BOARD, SYSTEM, UTMDACC, the inventor(s), and the public as outlined in BOARD’s Intellectual Property Policy.

C.	LICENSEE wishes to obtain a license from BOARD to practice LICENSED SUBJECT MATTER.
NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, the parties agree as follows:
I.    EFFECTIVE DATE

1.1	This AGREEMENT is effective as of the date written above (“EFFECTIVE DATE”), which is the date fully executed by all parties.
II.    DEFINITIONS
As used in this AGREEMENT, the following terms have the meanings indicated:

2.1
AFFILIATE means any business entity more than fifty percent (50%) owned by LICENSEE, any business entity which owns more than fifty percent (50%) of LICENSEE, or any business entity that is more than fifty percent (50%) owned by a business entity that owns more than fifty percent (50%) of LICENSEE.

2.2	FIRST SEED MONEY INVESTMENT means the first tranche of investor financing in LICENSEE of at least $1,000,000.00.

2.3	LICENSED FIELD means all fields of use.

2.4	LICENSED PRODUCTS means any product or service sold by LICENSEE or its AFFILIATES or their sublicensees comprising LICENSED SUBJECT MATTER pursuant to this AGREEMENT.

2.5	LICENSED SUBJECT MATTER means inventions and discoveries covered by PATENT RIGHTS or TECHNOLOGY RIGHTS within LICENSED FIELD.

2.6	LICENSED TERRITORY means worldwide.

2.7
NET SALES means the gross revenues received by LICENSEE or its AFFILIATES or their sublicensees from a SALE less sales discounts actually granted, sales and/or use taxes actually paid, import and/or export duties actually paid, outbound transportation actually prepaid or allowed, and amounts actually allowed or credited due to returns (not exceeding the original billing or invoice amount), all as recorded by LICENSEE or its AFFILIATES or their sublicensees in their official books and records in accordance with generally accepted accounting practices and consistent with their published financial statements and/or regulatory filings with the United States Securities and Exchange Commission.

2.8
PATENT RIGHTS means BOARD's rights in the information or discoveries described in invention disclosures, or claimed in any patents and/or patent applications, whether domestic or foreign, as identified in Exhibit I attached hereto, and all divisionals, continuations, continuations-in-part (to the extent the claims of such continuations-in-part are entitled to claim priority to the aforesaid patents and/or patent applications identified in Exhibit I), reissues, reexaminations or extensions of the patents and/or patent applications identified in Exhibit I, and any letters patent, domestic or foreign that issue thereon.

2.9
REGULATORY APPROVAL means the approval required by the United States Food and Drug Administration, or an equivalent regulatory agency in any national jurisdiction other than the United States, to begin selling a LICENSED PRODUCT in such jurisdiction.

2.10
SALE or SOLD means the transfer or disposition of a LICENSED PRODUCT for value to a party other than LICENSEE, an AFFILIATE or a ROYALTY-FREE PRACTITIONER. As used herein, “ROYALTY-FREE PRACTITIONER” means UTMDACC as well as Christopher C. Capelli (“PHYSICIAN INVENTOR”) and any partner or associate who practices medicine with the PHYSICIAN INVENTOR, but with respect to such partner or associate, only for such time as he/she is engaged in a bona fide medical practice with the PHYSICIAN INVENTOR.

2.11	SECOND SEED MONEY INVESTMENT means the second tranche of investor financing in LICENSEE of at least $1,250,000.

2.12
TECHNOLOGY RIGHTS means BOARD's rights in any technical information, know-how, processes, procedures, compositions, devices, methods, formulae, protocols, techniques, software, designs, drawings or data created by the inventor(s) listed in Exhibit I at UTMDACC before the EFFECTIVE DATE, which are not claimed in PATENT RIGHTS but that are necessary for practicing PATENT RIGHTS.

III.    LICENSE

3.1
BOARD, through UTMDACC, hereby grants to LICENSEE a royalty-bearing, exclusive license under LICENSED SUBJECT MATTER to manufacture, have manufactured, use, import, offer to sell and/or sell LICENSED PRODUCTS within LICENSED TERRITORY for use within LICENSED FIELD. This grant is subject to Sections 14.2 and 14.3 hereinbelow, the payment by LICENSEE to UTMDACC of all consideration as provided herein, and is further subject to the following rights retained by BOARD and UTMDACC to:

(a)	Publish the general scientific findings from research related to LICENSED SUBJECT MATTER, subject to the terms of ARTICLE XI–Confidential Information and Publication; and

(b)	Use LICENSED SUBJECT MATTER for research, teaching, patient care, and other academically-related purposes.

3.2
LICENSEE may extend the license granted herein to any AFFILIATE provided that the AFFILIATE consents in writing to be bound by this AGREEMENT to the same extent as LICENSEE. LICENSEE agrees to deliver such contract to UTMDACC within thirty (30) calendar days following execution thereof. For clarification, the assignment fee specified in Section 12.1 shall not apply to extensions to an Affiliate under this Section 3.2.

3.3
LICENSEE may grant sublicenses under LICENSED SUBJECT MATTER consistent with the terms of this AGREEMENT provided that LICENSEE is responsible for its sublicensees’ compliance with any relevant terms of this AGREEMENT, and for diligently collecting all amounts due LICENSEE from sublicensees. If a sublicensee pursuant hereto becomes bankrupt, insolvent or is placed in the hands of a receiver or trustee, LICENSEE, to the extent allowed under applicable law and in a timely manner, agrees to use commercially reasonable efforts to collect all consideration owed to LICENSEE and to have the sublicense agreement confirmed or rejected by a court of proper jurisdiction.

3.4
LICENSEE must deliver to UTMDACC a true and correct copy of each sublicense granted by LICENSEE, and any modification or termination thereof, within thirty (30) calendar days after execution, modification, or termination.

3.5
If this AGREEMENT is terminated pursuant to ARTICLE XIII-Term and Termination, BOARD and UTMDACC agree to accept as successors to LICENSEE, existing sublicensees in good standing at the date of termination provided that each such sublicensee consents in writing to be bound by all of the terms and conditions of this AGREEMENT.

IV.    CONSIDERATION, PAYMENTS AND REPORTS

4.1	In consideration of rights granted by BOARD to LICENSEE under this AGREEMENT, LICENSEE agrees to pay to UTMDACC (or issue to BOARD, in the case of LICENSE

EQUITY (as defined in Section 4.1(h) below) or INVESTMENT EQUITY (as defined in Section 4.2 below)) the following:

(a)
All actual out-of-pocket expenses incurred by UTMDACC on or after April 5, 2012, in filing, prosecuting, enforcing and maintaining PATENT RIGHTS, for so long as, and in such countries as this AGREEMENT remains in effect. UTMDACC will invoice LICENSEE for such expenses on a quarterly basis. The invoiced amounts will be due and payable by LICENSEE within thirty (30) calendar days of LICENSEE’s receipt of each such invoice; and

(b)
A nonrefundable license documentation fee in the amount of $80,000, which includes $30,000 for patent expenses incurred by UTMDACC prior to the date referenced in Section 4.1(a) above. This fee will not reduce the amount of any other payment provided for in this ARTICLE IV, and is due and payable within thirty (30) calendar days after the EFFECTIVE DATE. This license documentation fee is not subject to the thirty (30) day cure period set forth in Section 13.3(b); and

(c)
A nonrefundable annual maintenance fee (“ANNUAL MAINTENANCE FEE”) due and payable beginning on the third anniversary of the EFFECTIVE DATE and each anniversary of the EFFECTIVE DATE occurring thereafter until the first SALE, as follows:

(1)     a first ANNUAL MAINTENANCE FEE in the amount of $25,000 shall be due and payable (without invoice) within thirty (30) calendar days after the third anniversary of the EFFECTIVE DATE; and
(2)     second and subsequent ANNUAL MAINTENANCE FEES shall be due and payable (without invoice) within thirty (30) calendar days after the fourth and each subsequent anniversary of the EFFECTIVE DATE until the first SALE. The amount of the ANNUAL MAINTENANCE FEE shall increase by $10,000.00 each year, e.g., $35,000.00 shall be due within thirty (30) calendar days after the fourth anniversary of the EFFECTIVE DATE; $45,000.00 shall be due within thirty (30) calendar days after the fifth anniversary of the EFFECTIVE DATE; $55,000.00 shall be due within thirty (30) calendar days after the sixth anniversary of the EFFECTIVE DATE; and so on. The ANNUAL MAINTENANCE FEES will not reduce the amount of any other payment provided for in this ARTICLE IV; and

(d)	A running royalty equal to five percent (5%) of NET SALES; and

(e)
A one-time milestone payment of $250,000.00 due upon REGULATORY APPROVAL of the first LICENSED PRODUCT, regardless of whether the milestone is achieved by LICENSEE, a sublicensee or an AFFILIATE. The foregoing milestone payment shall be made by LICENSEE to UTMDACC (without invoice) within thirty (30) calendar days of achieving the milestone event and shall not reduce the amount of any other payment provided for in this ARTICLE IV; and

(f)
The following percentages of all consideration, other than research and development money and royalties, received by LICENSEE from any sublicensee pursuant to Sections 3.3 and 3.4 hereinabove, including but not limited to, up-front payments, marketing, distribution, franchise, option, license, or documentation fees, bonus and milestone payments and equity securities (hereafter “SUBLICENSEE CONSIDERATION”):

(1)     Twenty percent (20%) of all SUBLICENSEE CONSIDERATION if the sublicense is executed before the second anniversary of the EFFECTIVE DATE; and
(2)     Fifteen percent (15%) of all SUBLICENSEE CONSIDERATION if the sublicense is executed on or after the second anniversary of the EFFECTIVE DATE, but before the fourth anniversary of the EFFECTIVE DATE; and
(3)     Ten percent (10%) of all SUBLICENSEE CONSIDERATION if the sublicense is executed on or after the fourth anniversary of the EFFECTIVE DATE; and

(g)
An Assignment Fee of $20,000.00 for each permitted assignment of this AGREEMENT (in consideration for UTMDACC allowing the assignment), due and payable prior to any assignment pursuant to Section 12.1 below; and

(h)
LICENSE EQUITY as consideration for the license as follows: LICENSEE shall issue “LICENSE EQUITY,” as defined below, to the BOARD, on behalf of UTMDACC, or to the BOARD’s designee. As used herein, “LICENSE EQUITY shall mean that number of shares of LICENSEE’s common stock equal to twenty-one percent (21%) of the TOTAL ISSUED COMMON STOCK, including equity issued, or to be issued, in connection with the FIRST and SECOND SEED MONEY INVESTMENT. “TOTAL ISSUED COMMON STOCK” shall mean the number of shares of common stock that would be outstanding assuming conversion of all preferred stock and convertible debt and the exercise of any options, but not assuming any exercise of outstanding warrants. The LICENSE EQUITY shall be issued to the BOARD or the BOARD’s designee on or before that date which is thirty (30) calendar days after the LICENSEE’s receipt of the FIRST SEED MONEY INVESTMENT. If BOARD is issued LICENSE EQUITY prior to the SECOND SEED MONEY INVESTMENT, such additional equity (as necessary) will be issued to the BOARD or the BOARD’s designee within thirty (30) calendar days of the LICENSEE’S receipt of the SECOND SEED MONEY INVESTMENT to make up the difference (if any) between the LICENSE EQUITY already issued to the BOARD and the number of shares of LICENSEE’s common stock equal to twenty-one percent (21%) of the TOTAL ISSUED COMMON STOCK, including equity issued, or to be issued, in connection with the SECOND SEED MONEY INVESTMENT.

4.2
In addition to the equity and cash consideration for the license, as set forth in Section 4.1 above, as consideration for UTMDACC’s investment in LICENSEE (including, but not limited to, indirect cash investments for licensing expenses and/or as founder’s equity), LICENSEE shall issue “INVESTMENT EQUITY,” as defined below, to the BOARD, on behalf of UTMDACC, or to designee of the BOARD reasonably approved by LICENSEE. As used in this Section 4.2, “INVESTMENT EQUITY” shall mean that number of shares of LICENSEE’s common stock equal to four and one-half percent (4.5%) of the TOTAL ISSUED COMMON STOCK, including equity issued, or to be issued, in connection with the FIRST and SECOND SEED MONEY INVESTMENT. The INVESTMENT EQUITY shall be issued to the BOARD or the BOARD’s designee on or before that date which is thirty (30) calendar days after the LICENSEE’s receipt of the FIRST SEED MONEY INVESTMENT. If BOARD is issued equity prior to the SECOND SEED MONEY INVESTMENT as a founder, such additional equity (as necessary) will be issued to the BOARD or the BOARD’s designee within thirty (30) calendar days of the LICENSEE’S receipt of the SECOND SEED MONEY INVESTMENT to make up the difference (if any) between the INVESTMENT EQUITY already issued to the BOARD and the number of shares of LICENSEE’s common stock equal to four and one-half percent (4.5%) of the TOTAL ISSUED COMMON STOCK, including equity issued, or to be issued, in connection with the SECOND SEED MONEY INVESTMENT.

Within ninety (90) calendar days after the LICENSEE’s receipt of the FIRST SEED MONEY INVESTMENT, LICENSEE shall ensure that a stockholder agreement is entered into by and among LICENSEE, BOARD or its designee, and the primary stockholders that is substantially in the form of the attached EXHIBIT II.

4.3
Unless otherwise provided, all such payments are payable within thirty (30) calendar days after March 31, June 30, September 30, and December 31 of each year during the term of this AGREEMENT, at which time LICENSEE will also deliver to UTMDACC a true and accurate report, giving such particulars of the business conducted by LICENSEE, its AFFILIATES and its sublicensees, if any exist, during the preceding three (3) calendar months under this AGREEMENT as necessary for UTMDACC to account for LICENSEE's payments hereunder. This report will include pertinent data, including, but not limited to:

(a)	the accounting methodologies used to account for and calculate the items included in the report and any differences in such accounting methodologies used by LICENSEE since the previous report; and

(b)	a list of LICENSED PRODUCTS produced for the three (3) preceding calendar months categorized by the technology it relates to under PATENT RIGHTS; and

(c)	the total quantities of LICENSED PRODUCTS produced by the category listed in Section 4.3(b); and

(d)	the total SALES by the category listed in Section 4.3(b); and

(e)	the calculation of NET SALES by the category listed in Section 4.3(b); and

(f)	the royalties so computed and due UTMDACC by the category listed in Section 4.3(b); and

(g)	all consideration received from each sublicensee and payments due UTMDACC; and
(h)    all other amounts due UTMDACC herein.
Simultaneously with the delivery of each such report, LICENSEE agrees to pay UTMDACC the amount due, if any, for the period of such report. These reports are required even if no payments are due.

4.4
During the term of this AGREEMENT and for one (1) year thereafter, LICENSEE agrees to keep complete and accurate records of its, its AFFILIATES’ and its sublicensees’ SALES and NET SALES in sufficient detail to enable the royalties and other payments due hereunder to be determined. Upon its receipt of at least five (5) business days advance written notice from UTMDACC, LICENSEE agrees to permit UTMDACC or its representatives, at UTMDACC’s expense, to periodically examine LICENSEE’s books, ledgers, and records during LICENSEE’s regular business hours for the sole purpose of and to the extent necessary to verify any report required under this AGREEMENT. If any amounts due UTMDACC are determined to have been underpaid in an amount equal to or greater than five percent (5%) of the total amount due during the period so examined, then in addition to the amounts underpaid, LICENSEE will pay the cost of the examination plus accrued interest at the highest allowable rate.

4.5
Within thirty (30) calendar days following each anniversary of the EFFECTIVE DATE, LICENSEE will deliver to UTMDACC a written progress report as to LICENSEE's (and any sublicensee’s) efforts and accomplishments during the preceding year in diligently commercializing LICENSED SUBJECT MATTER in the LICENSED TERRITORY and LICENSEE’s (and sublicensees’) commercialization plans for the upcoming year.

4.6
All amounts payable hereunder by LICENSEE will be paid in United States funds without deductions for taxes, assessments, fees, or charges of any kind. Checks are to be made payable to The University of Texas M. D. Anderson Cancer Center, and sent by United States mail to Box 4390, Houston, Texas 77210-4390, or by wire transfer to:

JPMorgan Chase Bank, N.A.
910 Travis
Houston, Texas 77002
SWIFT: CHASUS33 (for international wires only)
ABA ROUTING NO:
ACCOUNT NAME: Univ. of Texas M. D. Anderson Cancer Center
ACCOUNT NO.:

REFERENCE: include title and EFFECTIVE DATE of AGREEMENT and type of payment (e.g., license documentation fee, milestone payment, royalty [including applicable patent/application identified by MDA reference number and patent number or application serial number], or maintenance fee, etc.).

4.7	No payments due or royalty rates owed under this AGREEMENT will be reduced as the result of co-ownership of LICENSED SUBJECT MATTER by BOARD and another party, including, but not limited to, LICENSEE.
V.    SPONSORED RESEARCH

5.1
LICENSEE is under no obligation to sponsor research at UTMDACC. However, if LICENSEE desires to sponsor research for or related to the LICENSED SUBJECT MATTER, and particularly where LICENSEE receives payments for sponsored research pursuant to a sublicense under this AGREEMENT, LICENSEE (a) will notify UTMDACC in writing of all opportunities to conduct this sponsored research (including clinical trials, if applicable), (b) will solicit research and/or clinical proposals from UTMDACC for this purpose, and (c) will give good faith consideration to funding the proposals at UTMDACC.

VI.    PATENTS AND INVENTIONS

6.1
If after consultation with LICENSEE both parties agree that a new patent application should be filed for LICENSED SUBJECT MATTER, UTMDACC will prepare and file appropriate patent applications, and LICENSEE will pay the actual out-of-pocket costs incurred by UTMDACC in connection with searching, preparing, filing, prosecuting and maintaining same. If LICENSEE notifies UTMDACC that it does not intend to pay the cost of filing, prosecuting or maintaining a patent application or patent, or if LICENSEE fails to promptly confirm its intent to pay the cost of filing, prosecuting or maintaining a patent application or patent upon inquiry from UTMDACC, or if LICENSEE is in arrears on any expense payments due under Section 4.1(a), then UTMDACC may elect to file, not file, continue prosecution or maintenance, or abandon such patent application or patent at its own expense without further notice to LICENSEE. In the event UTMDACC files or continues prosecution or maintenance of such patent application or patent at UTMDACC’s expense, then LICENSEE’s rights to such invention under this AGREEMENT shall terminate in their entirety. UTMDACC will provide LICENSEE with a copy of any applications for which LICENSEE has paid the cost of filing, as well as copies of any documents received or filed during prosecution thereof. The parties agree that they share a common legal interest to get valid enforceable patents and that LICENSEE will keep all privileged information received pursuant to this Section confidential.

VII.    INFRINGEMENT BY THIRD PARTIES

7.1
BOARD, on behalf of UTMDACC, shall have the first right, but shall not be required to, bring suit for patent infringement against third parties. If BOARD becomes aware of an infringer and elects not to bring suit against such infringer, it shall advise LICENSEE of its decision not to bring suit, such advice shall be given not more than thirty (30) days after the final decision has been made by the BOARD and UTMDACC not to bring suit. Thereafter, LICENSEE, at its expense, may enforce any patent exclusively licensed hereunder against infringement by third parties. Any such legal action shall be at the expense of the party bringing suit and all recoveries shall belong to such party, provided that, if the parties agree to jointly pursue an infringer and legal action is brought jointly by BOARD and LICENSEE (or initially by BOARD with later joinder or intervention by LICENSEE) and fully participated in by both BOARD and LICENSEE, then any recovery (including attorney’s fees and enhanced or punitive damages) shall be shared jointly by BOARD and LICENSEE in proportion to the share of legal expenses paid by each.

7.2
In any suit or dispute involving an infringer, the parties agree to cooperate fully with each other. At the request and expense of the party bringing suit, the other party will permit access during regular business hours, to all relevant personnel, records, papers, information, samples, specimens, and the like in its possession.

VIII.    PATENT MARKING

8.1
LICENSEE agrees that all packaging containing individual LICENSED PRODUCT(S), documentation therefor, and, when possible, actual LICENSED PRODUCT(S) sold by LICENSEE, AFFILIATES, and/or sublicensees of LICENSEE will be appropriately marked with the number of any applicable patent(s) licensed hereunder in accordance with each country's patent laws, including Title 35, United States Code, to the extent such marking is necessary or required to fully preserve PATENT RIGHTS in each such country.

IX.    INDEMNIFICATION AND INSURANCE

9.1
LICENSEE agrees to hold harmless and indemnify BOARD, SYSTEM, UTMDACC, their Regents, officers, employees, students and agents from and against any claims, demands, or causes of action whatsoever, costs of suit and reasonable attorney’s fees, including without limitation, those costs arising on account of any injury or death of persons or damage to property caused by, or arising out of, or resulting from, the exercise or practice of the rights granted hereunder by LICENSEE, its officers, its AFFILIATES or their officers, employees, agents or representatives.

9.2
In no event shall BOARD, SYSTEM or UTMDACC be liable for any indirect, special, consequential or punitive damages (including, without limitation, damages for loss of profits or expected savings or other economic losses, or for injury to persons or property) arising out of, or in connection with, this AGREEMENT or its subject matter, regardless of whether BOARD, SYSTEM or UTMDACC knows or should know of the possibility of such damages.

9.3
Beginning at the time when any LICENSED SUBJECT MATTER is being distributed or sold (including for the purpose of obtaining regulatory approvals) by LICENSEE, an AFFILIATE, or by a sublicensee, LICENSEE shall, at its sole cost and expense, procure and maintain commercial general liability insurance in amounts not less than $2,000,000 per incident and $2,000,000 annual aggregate, and LICENSEE shall use reasonable efforts to have the BOARD, SYSTEM, UTMDACC, their Regents, officers, employees, students and agents named as additional insureds. Such commercial general liability insurance shall provide: (i) product liability coverage; (ii) broad form contractual liability coverage for LICENSEE's indemnification under this AGREEMENT; and (iii) coverage for litigation costs. The minimum amounts of insurance coverage required herein shall not be construed to create a limit of LICENSEE's liability with respect to its indemnification under this AGREEMENT.

9.4
    LICENSEE shall provide UTMDACC with written evidence of such insurance within thirty (30) calendar days of its procurement. Additionally, LICENSEE shall provide UTMDACC with written notice of at least fifteen (15) calendar days prior to the cancellation, non-renewal or material change in such insurance.

9.5
LICENSEE shall maintain such commercial general liability insurance beyond the expiration or termination of this AGREEMENT during: (i) the period that any LICENSED SUBJECT MATTER developed pursuant to this AGREEMENT is being commercially distributed or sold by LICENSEE, an AFFILIATE or by a sublicensee or agent of LICENSEE; and (ii) the five (5) year period immediately after such period.

X.USE OF BOARD AND UTMDACC’S NAME

10.1
LICENSEE will not use the name of (or the name of any employee of) UTMDACC, SYSTEM or BOARD in any advertising, promotional or sales literature, on its Web site, or for the purpose of raising capital without the advance express written consent of BOARD secured through:

The University of Texas
M.D. Anderson Cancer Center
Legal Services, Unit 0537
PO Box 301439
Houston, Texas 77230-1439
ATTENTION: Steven R. Haydon
Email: srhaydon@mdanderson.org

Notwithstanding the above, LICENSEE may use the name of (or name of any employee of) UTMDACC, SYSTEM or BOARD in routine business correspondence, or as needed in appropriate regulatory submissions without any requirement for the express written consent.
XI.    CONFIDENTIAL INFORMATION AND PUBLICATION

11.1
UTMDACC and LICENSEE each agree that all information contained in documents marked “confidential” and forwarded to one by the other (i) are to be received in strict confidence, (ii) are to be used only for the purposes of this AGREEMENT, and (iii) will not be disclosed by the recipient party (except as required by law or court order), its agents or employees without the prior written consent of the disclosing party, except to the extent that the recipient party can establish by competent written proof that such information:

(a)	was in the public domain at the time of disclosure; or

(b)	later became part of the public domain through no wrongful act or omission of the recipient party, its employees, agents, successors or assigns; or

(c)	was lawfully disclosed to the recipient party by a third party having the right to disclose it; or

(d)	was already known by the recipient party at the time of disclosure; or

(e)	was independently developed by the recipient party without use of the disclosing party’s confidential information; or

(f)	is required by law or regulation to be disclosed.
If either party, its directors, officers, employees or other representatives are legally compelled to disclose confidential information of the other, then to the extent reasonably possible it will provide the other party with prompt notice thereof so that the party may seek a protective order or other appropriate remedy (including an order that the information be produced under seal) and/or waive compliance with the provisions hereof. If such protective order or other remedy is not obtained, or if the disclosing party waives compliance with the provisions hereof, a party will furnish only such information as it is advised is legally required.

11.2
Each party’s obligation of confidence hereunder will be fulfilled by using at least the same degree of care with the disclosing party's confidential information as it uses to protect its own confidential information, but always at least a reasonable degree of care. This obligation will exist while this AGREEMENT is in force and for a period of three (3) years thereafter.

11.3
UTMDACC reserves the right to publish the general scientific findings from research related to LICENSED SUBJECT MATTER, with due regard to the protection of LICENSEE’s confidential information. UTMDACC will submit the manuscript of any proposed publication to LICENSEE at least thirty (30) calendar days before publication, and LICENSEE shall have the right to review and comment upon the publication in order to protect LICENSEE’s confidential information. Upon LICENSEE’s request, publication may be delayed up to sixty (60) additional calendar days to enable LICENSEE to secure adequate intellectual property protection of LICENSEE’s confidential information that would otherwise be affected by the publication.

XII.    ASSIGNMENT

12.1
Except in connection with the sale of all or substantially all of LICENSEE's assets to a third party, a merger in which LICENSEE is not the surviving entity, or LICENSEE’s assignment of all of its rights and obligations hereunder to an AFFILIATE, this AGREEMENT may not be assigned by LICENSEE without the prior written consent of UTMDACC, which will not be unreasonably withheld or delayed. For any assignment to be effective, (a) the LICENSEE must timely pay UTMDACC the Assignment Fee specified in Section 4.1; and (b) the assignee must assume in writing (a copy of which writing will be provided to UTMDACC) all of LICENSEE's interests, rights, duties, and obligations under the AGREEMENT and agree to comply with all terms and conditions of the AGREEMENT as if the assignee were the original party (i.e., the LICENSEE) to the AGREEMENT.

XIII.    TERM AND TERMINATION

13.1
Subject to Sections 13.3 and 13.4 hereinbelow, the term of this AGREEMENT is from the EFFECTIVE DATE to the full end of the term or terms for which PATENT RIGHTS have not expired, or if only TECHNOLOGY RIGHTS are licensed and no PATENT RIGHTS are applicable, for a term of fifteen (15) years.

13.2
BOARD or UTMDACC have the right to terminate this AGREEMENT if LICENSEE, within ninety (90) calendar days after receiving written notice from UTMDACC of the intended termination, fails to provide written evidence satisfactory to UTMDACC that LICENSEE or its sublicensee(s) is using commercially reasonable efforts to commercialize a LICENSED PRODUCT for at least one indication. By way of example and not by way of limitation, the foregoing requirement shall be satisfied if LICENSEE provides written evidence satisfactory to UTMDACC that LICENSEE has made SALES of LICENSED PRODUCTS or has an effective, ongoing and active research, development, manufacturing, marketing or sales program as appropriate, directed toward obtaining regulatory approval, and/or production and/or SALES of LICENSED PRODUCTS in any jurisdiction. Notwithstanding the foregoing and in addition thereto, if LICENSEE should discontinue commercial efforts for more than two (2) years, and has not found a commercially viable entity to invest in LICENSEE or sublicense LICENSED SUBJECT MATTER and bring LICENSED PRODUCTS promptly to market, then BOARD or UTMDACC has the right to terminate this AGREEMENT upon thirty (30) days written notice to LICENSEE.

13.3	Subject to any rights herein which survive termination, this AGREEMENT will earlier terminate in its entirety:

(a)
automatically, if LICENSEE becomes bankrupt or insolvent and/or if the business of LICENSEE shall be placed in the hands of a receiver, assignee, or trustee, whether by voluntary act of LICENSEE or otherwise; or

(b)
upon thirty (30) calendar days written notice from UTMDACC, if LICENSEE breaches or defaults on the payment or reporting obligations of ARTICLE IV (excluding the license documentation fee specified in Section 4.1(b), for which no cure period applies), or the use of name obligations of ARTICLE X, unless, before the end of such thirty (30) calendar day notice period, LICENSEE has cured the default or breach to UTMDACC’s satisfaction, and so notifies UTMDACC, stating the manner of the cure; or

(c)
upon ninety (90) calendar days written notice from UTMDACC if LICENSEE breaches or defaults on any other obligation under this AGREEMENT, unless, before the end of the such ninety (90) calendar day notice period, LICENSEE has cured the default or breach to UTMDACC’s satisfaction and so notifies UTMDACC, stating the manner of the cure, or if such breach or default cannot reasonably be remedied or cured within ninety (90) calendar days, such remedy or cure is not promptly commenced by LICENSEE within the ninety (90) day period and within a total of one hundred eighty (180) calendar days of the notice of default, LICENSEE diligently prosecutes to completion the cure or remedy to UTMDACC’s satisfaction and so notifies UTMDACC, stating the manner of the cure; or

(d)
at any time by mutual written agreement between LICENSEE and UTMDACC upon one hundred eighty (180) calendar days written notice to all parties and subject to any terms herein which survive termination; or

(e)	if Section 13.2 or 15.8 is invoked; or

(f)
immediately, upon written notice from UTMDACC, if LICENSEE has defaulted or been late on its payment obligations pursuant to the terms of this AGREEMENT on any two (2) occasions in a twelve (12) month period; or

(g)
immediately, upon written notice from UTMDACC, if (i) LICENSEE fails to timely pay the license documentation fee specified in Section 4.1(b), (ii) LICENSEE does not receive the FIRST SEED MONEY INVESTMENT within ten (10) calendar days of the EFFECTIVE DATE of this Agreement, or (iii) within ninety (90) calendar days after the LICENSEE’s receipt of the FIRST SEED MONEY INVESTMENT, the stockholder agreement required by Section 4.2 is not entered into by and among LICENSEE, BOARD or its designee, and the primary stockholders provided, however, that the BOARD or its designee is not the party that has failed to sign the stockholder agreement within the ninety (90) day period.

13.4    Upon termination of this AGREEMENT:

(a)	Nothing herein will be construed to release either party of any obligation maturing prior to the effective date of the termination; and

(b)
LICENSEE covenants and agrees to be bound by the provisions of ARTICLES IX (Indemnification and Insurance), X (Use of Board and UTMDACC’s Name) and XI (Confidential Information and Publication) of this AGREEMENT; and

(c)
LICENSEE may, for a period of one year after the effective date of the termination, sell all LICENSED PRODUCTS and parts therefor that it has on hand at the date of termination, if LICENSEE pays the earned royalty thereon and any other amounts due pursuant to ARTICLE IV of this AGREEMENT; and

(d)	Subject to Section 13.4(c), LICENSEE agrees to cease and desist from any use and all SALES of the LICENSED SUBJECT MATTER and LICENSED PRODUCTS upon termination of this AGREEMENT; and

(e)
LICENSEE grants to BOARD and UTMDACC a nonexclusive royalty bearing license with the right to sublicense to others any improvements made by LICENSEE (including, to the extent permissible, improvements licensed by LICENSEE from third parties) to the LICENSED SUBJECT MATTER. LICENSEE and UTMDACC agree to negotiate in good faith the royalty rate for the nonexclusive license. BOARD's and UTMDACC’s right to sublicense others hereunder is solely for the purpose of permitting others to develop and commercialize the entire technology package.

XIV.    WARRANTY: SUPERIOR-RIGHTS

14.1
Except for the rights, if any, of the Government of the United States of America (“GOVERNMENT”) as set forth below, BOARD represents and warrants to LICENSEE that to the knowledge of UTMDACC’s Office of Technology Commercialization (without further inquiry) (a) BOARD is the owner of the entire right, title, and interest in and to LICENSED SUBJECT MATTER, (b) BOARD has the sole right to grant licenses thereunder, and (c) BOARD has not knowingly granted licenses thereunder to any other entity that would restrict rights granted hereunder except as stated herein.

14.2
LICENSEE understands that the LICENSED SUBJECT MATTER may have been developed under a funding agreement with the GOVERNMENT and, if so, that the GOVERNMENT may have certain rights relative thereto. This AGREEMENT is explicitly made subject to the GOVERNMENT’S rights under any such agreement and any applicable law or regulation. To the extent that there is a conflict between any such agreement, applicable law or regulation and this AGREEMENT, the terms of such GOVERNMENT agreement, applicable law or regulation shall prevail. LICENSEE agrees that LICENSED PRODUCTS SOLD in the United States will be manufactured substantially in the United States, unless a written waiver is obtained in advance from the GOVERNMENT. LICENSEE will promptly advise UTMDACC if such a written waiver is requested and/or obtained.

14.3
LICENSEE understands and agrees that BOARD and UTMDACC, by this AGREEMENT, make no representation as to the operability or fitness for any use, safety, efficacy, approvability by regulatory authorities, time and cost of development, patentability, and/or breadth of the LICENSED SUBJECT MATTER. BOARD and UTMDACC, by this AGREEMENT, also make no representation as to whether any patent covered by PATENT RIGHTS is valid or as to whether there are any patents now held, or which will be held, by others or by BOARD or UTMDACC in the LICENSED FIELD, nor do BOARD and UTMDACC make any representation that the inventions contained in PATENT RIGHTS do not infringe any other patents now held or that will be held by others or by BOARD. However, BOARD represents and warrants to LICENSEE that to the knowledge of UTMDACC’s Office of Technology Commercialization (without further inquiry) the inventions contained in PATENT RIGHTS do not infringe any other patents now held by UTMDACC.

14.4
LICENSEE, by execution hereof, acknowledges, covenants and agrees that LICENSEE has not been induced in any way by BOARD, SYSTEM, UTMDACC or employees thereof to enter into this AGREEMENT, and further warrants and represents that (a) LICENSEE is entering into this AGREEMENT voluntarily; (b) LICENSEE has conducted sufficient due diligence with respect to all items and issues pertaining to this AGREEMENT; and (c) LICENSEE has adequate knowledge and expertise, or has used knowledgeable and expert consultants, to adequately conduct such due diligence, and agrees to accept all risks inherent herein.

XV.    GENERAL

15.1
This AGREEMENT constitutes the entire and only agreement between the parties for LICENSED SUBJECT MATTER and all other prior negotiations, representations, agreements and understandings are superseded hereby. No agreements altering or supplementing the terms hereof will be made except by a written document signed by all parties.

15.2	Any notice required by this AGREEMENT must be given by prepaid, first class, certified mail, return receipt requested, and addressed in the case of UTMDACC to:
The University of Texas M.D. Anderson Cancer Center
Officer of the Executive Vice President of Business Affairs
1400 Pressler, Suite FCT20 6000, Unit 1495
Houston, Texas 77030
ATTENTION: R. Dan Fontaine

or in the case of LICENSEE to:
Soliton, Inc.
1225 N. Loop West
Suite 725
Houston, Texas 77008
ATTENTION: Walter Klemp, CEO
or other addresses as may be given from time to time under the terms of this notice provision.

15.3	LICENSEE must comply with all applicable federal, state and local laws and regulations in connection with its activities pursuant to this AGREEMENT. LICENSEE acknowledges that the LICENSED SUBJECT MATTER is subject to U. S. export control jurisdiction. LICENSEE agrees to comply with all applicable international and national laws that apply to the LICENSED SUBJECT MATTER, including U.S. Export Administration Regulations, as well as end-user, end-use, and destination restrictions applied by the United States.

15.4
This AGREEMENT will be construed and enforced in accordance with the laws of the United States of America and of the State of Texas, without regard to its conflict of law provisions. The Texas State Courts of Harris County, Texas (or, if there is exclusive federal jurisdiction, the United States District Court for the Southern District of Texas) shall have exclusive jurisdiction and venue over any dispute arising out of this AGREEMENT, and LICENSEE consents to the jurisdiction and venue of such courts and hereby explicitly waives the rights to any other venue to which it might be entitled by cause of action, domicile or otherwise. Nothing in this AGREEMENT shall be deemed as a waiver by BOARD, SYSTEM or UTMDACC of its sovereign immunity.

15.5	Failure of BOARD or UTMDACC to enforce a right under this AGREEMENT will not act as a waiver of right or the ability to later assert that right relative to the particular situation involved.

15.6	Headings included herein are for convenience only and will not be used to construe this AGREEMENT.

15.7	If any part of this AGREEMENT is for any reason found to be unenforceable, all other parts nevertheless will remain enforceable.

15.8
In the event that LICENSEE brings an action before any court, agency or tribunal seeking to invalidate or otherwise challenge the enforceability of or BOARD’s ownership of any patent included in the PATENT RIGHTS, then UTMDACC may immediately terminate this AGREEMENT upon written notice to LICENSEE. Any dispute regarding the validity, enforceability or ownership of any patent included in the PATENT RIGHTS shall be litigated in the courts located in Houston, Texas, and LICENSEE agrees not to challenge personal jurisdiction in that forum. To the extent that LICENSEE unsuccessfully challenges the validity or enforceability of any patent included in the PATENT RIGHTS, LICENSEE agrees to reimburse UTMDACC and BOARD for all costs and fees (including attorney’s fees) paid by UTMDACC and BOARD in defending against such challenge. LICENSEE understands and agrees that, in the event LICENSEE successfully challenges the validity or enforceability of any patent included in the PATENT RIGHTS, all payments or other consideration made or otherwise provided by LICENSEE to UTMDACC prior to a final, non-appealable adjudication of invalidity and/or unenforceability shall be non-refundable. The obligations of this Section shall survive the expiration or termination of this AGREEMENT.

15.9
Neither party hereto will have the right to claim damages or to terminate this agreement as a result of the other party’s failure or delay in performance hereunder due to unforeseen circumstances beyond the reasonable control of such other party, such as labor disputes, strikes, lockouts, shortages of or inability to obtain labor, fuel, raw materials or supplies, war, riot, insurrection, epidemic, Act of God and government action (a “Force Majeure Event”), provided, however, that the party suffering a Force Majeure Event must (i) immediately provide written notice to the other party of any delay or failure to perform that will result from such Force Majeure Event, (ii) use reasonable commercial efforts to avoid, limit, or reduce the impact of the Force Majeure Event upon its ability to perform its obligations under this AGREEMENT, and (iii) must use its best efforts to cure any failure, omission, or nonperformance resulting from such Force Majeure Event as soon as possible after the cessation of such Force Majeure Event.

15.10
This AGREEMENT may be executed in one or more original counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more original counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this AGREEMENT.

BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM		SOLITON, INC.

By	/s/ Leon J. Leach	By	/s/ Walter Klemp
	Leon J. Leach Executive Vice President The University of Texas M.D. Anderson Cancer Center		Walter Klemp Chief Executive Officer

Date:	4/4/12	Date:	April 3rd, 2012

THE UNIVERSITY OF TEXAS M. D. ANDERSON CANCER CENTER

By:	/s/ Leon J. Leach
Leon J. Leach Executive Vice President The University of Texas M.D. Anderson Cancer Center

Date:	4/4/12

Approved as to Business Terms:

By:	/s/ Dan Fontaine
R. Dan Fontaine Senior Vice President for Business Affairs The University of Texas M. D. Anderson Cancer Center

Date:	4/4/12

EXHIBIT I

MDA AVP No.	Creator	AVP Title	Patent applications/patent numbers
AVP10-001	Christopher C. Capelli, M.D.	Apparatuses and Systems for Generating High-Frequency Shockwave, and Methods of Use	PCT/US2011/021692
AVP10-002	Christopher C. Capelli, M.D.	High Frequency Ultrasound Shockwave Therapy for Cellular Particle Agglomerates	Provisional 61/508,343 US